UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69384

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CURVATURE SECURITIES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__39 Main Street__
(No. and Street)

__Chatham__	__NJ__	__07928__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__William Pigott__	__908-565-1216__	__tpigott@curvaturesecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PKF O'Connor Davies, LLP__
(Name – if individual, state last, first, and middle name)

__245 Park Avenue__	__New York__	__NY__	__10167__
(Address)	(City)	(State)	(Zip Code)

__09/29/03__	__127__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM PIGOTT _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CURVATURE SECURITIES LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____
Signed by:
William T Pigott
5F91E29B5ED54B0...

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CURVATURE SECURITIES, LLC

Financial Statement

December 31, 2025

Public Document

CURVATURE SECURITIES, LLC

CONTENTS:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Curvature Securities, LLC (the "Company") as of December 31, 2025, and the related notes to the financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditors since 2025.

March 30, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Curvature Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	57,950,350
Cash and securities segregated under federal and other regulations		189,221,689
Securities purchased under agreements to resell, net		31,562,869,986
Securities owned, at fair value		8,685,124
Securities borrowed		122,604,737
Receivables from brokers and clearing organizations		26,806,814
Receivables from customers		10,144,711
Other receivables		2,326,522
Prepaid expenses and deposits		1,342,254
Right-of-use assets		473,838
Due from parent		1,565
Property and equipment, (net of accumulated depreciation of $947,585)		369,624
Total assets	$	31,982,797,214

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase, net	$	31,520,922,355
Securities loaned		118,073,697
Payable to brokers and clearing organizations		36,805,692
Payable to customers		174,445,599
Accounts payables and accrued expenses		6,824,676
Lease liability		548,056
Due to affiliate		53,770
Other liabilities		772,229
Interest payable subordinated debt		27,723
		31,858,473,797
Liability subordinated to claims of general creditors		18,000,000
Total liabilities		31,876,473,797
Member's equity		106,323,417
Total liabilities and member's equity	$	31,982,797,214

See accompanying notes to the financial statement.
PUBLIC DOCUMENT

1.   **Organization and Nature of Business**

Curvature Securities, LLC (the "Company") was organized under the laws of Delaware on September 14, 2013 and is a wholly-owned subsidiary of Curvature Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 7, 2014. The Company is also a member of Securities Investor Protection Corporation ("SIPC"), the Depository Trust Clearing Corporation ("DTCC"), DTCC's subsidiary, National Securities Clearing Corporation ("NSCC"), the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), the Options Clearing Corporation ("OCC"), the National Futures Association ("NFA"), and the Commodity Futures Trading Commission (CFTC). The Company conducts its business operations from offices located in New Jersey and Florida.

The Company's primary business activities include 1) securities lending and borrowing which is executed through a financed matched-book portfolio of reverse repurchase agreements and repurchase agreements transactions, 2) securities lending and borrowing operations in matched-book portfolio of equities securities borrowed and loaned transactions and securities borrowing in support of self-clearing services, 3) investment banking services, 4) stock locate services, and 5) clearance, settlement and carrying of U.S. Treasuries, equity securities, and providing Prime Broker services and 6) Occasionally, the Company may affect riskless principal transactions in U.S. government securities with its customers, through its clearinghouse bank, BMO Harris Bank N.A.

The Company is subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. It is subject to a minimum net capital requirement of $1,500,000 with respect to Rule 15c3-1.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2.   **Summary of Significant Accounting Policies**

Basis of Financial Statement Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statement are reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through March 30, 2026, the date the financial statement were issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

Government and Other Regulation

As a broker-dealer of securities business, the Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

2.   Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2025, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit by approximately $58,409,558. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2025, there were no investments classified as cash equivalents.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement.

Cash and Securities segregated under federal and other regulations

The Company defines cash and securities segregated for regulatory purposes as deposits of cash and qualified securities that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. Restricted cash and securities consists of client funds and totaled $189,221,689 at December 31, 2025. Restricted cash is included in cash and securities segregated for regulatory purposes on the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for in accordance with ASC 860-30, Transfers and Servicing—Secured Borrowing and Collateral. Under this guidance, these transactions are accounted for as secured financing arrangements rather than purchases or sales of the underlying securities. Reverse repurchase agreements and repurchase agreements result from a matched-book portfolio transactions with other counterparties and accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 180 days. See Note 4 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

Due to the highly liquid nature of the underlying collateral (U.S. government securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets reverse repurchase and repurchase agreements when the criteria under ASC 210-20, Balance Sheet – Offsetting, are met. For reverse repurchase agreements and repurchase agreements, offsetting is permitted when: (1) the Company has an enforceable master netting arrangement (such as an MRA or GMRA, or pursuant to applicable FICC rules), (2) the transactions are with the same counterparty, (3) the transactions have the same settlement date and/or maturity date, (4) the Company intends to settle the transactions net or simultaneously, and (5) the right of setoff is legally enforceable in bankruptcy and in the normal course of business.

Reverse repurchase agreements and repurchase agreements are generally short-term in nature and are recorded at the contractual amounts of cash advanced or received, including accrued interest. These balances are not typically measured at fair value. However, the securities underlying these arrangements—such as U.S. Treasury, are generally measured at fair value under ASC 820, and changes in the fair value of those securities may affect the collateral obligations under the secured financing arrangements.

2. **Summary of Significant Accounting Policies (continued)**

Combined Presentation of Reverse Repurchase Agreements and Repurchase Agreements and Related Interest

The Company presents reverse repurchase agreement and repurchase agreements balances together with the related interest receivable and interest payable as a single combined amount within the Statement of Financial Condition. This presentation is consistent with the guidance in ASC 210-10, Balance Sheet – Overall, on the aggregation of items of a similar nature and timing, as well as the secured-borrowing framework of ASC 860-30, Transfers and Servicing: Secured Borrowing and Collateral, which treats repurchase agreements as financing arrangements in which the interest component is economically inseparable from the underlying obligation. Under this guidance, the principal and interest amounts associated with these secured financings are closely linked and are settled concurrently in the ordinary course of business, supporting their combined presentation.

For broker-dealers, SEC Rule 17a-5 requires financial statements to be presented in accordance with U.S. GAAP and to include sufficient detail to allow users to understand the nature of the firm's financing activities. Management has determined that combining the principal and interest components of reverse repurchase agreements and repurchase agreements does not obscure the Company's financial position or risk profile and remains consistent with industry practice. Because the interest is contractually tied to the underlying reverse repurchase agreement and repurchase agreement transactions and does not represent a separate economic exposure, separate breakout of principal versus interest is not considered necessary unless material to the financial statements.
Accordingly, the Company aggregates reverse repurchase agreement and repurchase agreement amounts with the associated interest into a single line item and recognizes interest over the contractual term of the agreements using the applicable interest rates.

Management believes this presentation complies with ASC financial-statement classification requirements and meets the SEC's expectations for clarity, transparency, and consistency in reporting secured financing activities under Rule 17a-5.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned, are accounted for in accordance with ASC 860-40, Transfers and Servicing — Reporting of Securities Borrowed and Securities Loaned Transactions. Under this guidance, these transactions are treated as collateralized financings rather than purchases or sales of securities. Securities borrowed and securities loaned transactions do not themselves require fair value measurement. However, the securities involved in these transactions are valued daily at fair value under ASC 820.

The amounts reported in the Statement of Financial Condition reflect the cash or securities advanced or received, including any related interest or fee components. Securities borrowed and securities loaned result from matched-book portfolio transactions with other financial counterparties and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received. The Company also engages in securities lending and borrowing activities to support its self-clearing services.

At December 31, 2025, the Company had accepted collateral that is permitted by contract to sell or repledge exchange listed equities. Such collateral consists primarily of securities received from broker-dealers in connection with securities borrowed and securities loaned transactions. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of rebate receivable and rebate payable, respectively, are recorded on a gross basis on the statement of financial condition. The Company accrues rebate income and rebate expense on a gross basis as earned or incurred.

The Company applies a standard, industry-accepted valuation policy in which all external stock borrow/loan positions are margined at 102% of the prior business day's closing market price, with the resulting values rounded up to the nearest whole dollar. As a result of this practice, lending agreements are collateralized by securities with market values in excess of the contractual obligations, which may still result in unsecured credit exposure if a counterparty is unable to fulfill its contractual obligations in a timely manner; however, this exposure is reduced due to the excess collateral maintained. The Company applies the practical expedient based on collateral maintenance provisions when estimating an allowance for credit losses related to lending agreements.

The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Accounting Standard Codification ("ASC") 860, Transfers and Servicing, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

2.   **Summary of Significant Accounting Policies (continued)**

Securities Borrowed and Securities Loaned Transactions and Related Interest

The Company presents securities borrowed and securities loaned balances together with the related interest receivable and interest payable, respectively, as a single combined amount within the Statement of Financial Condition. This presentation is consistent with the guidance in ASC 210 10, Balance Sheet — Overall, which permits aggregation of financial assets and liabilities that possess similar characteristics, timing, and settlement features. Additionally, under ASC 860 40, Transfers and Servicing — Reporting of Securities Borrowed and Securities Loaned Transactions, these arrangements are accounted for as collateralized financings in which the interest component (often expressed as borrowing or lending fees) is contractually linked to, and economically inseparable from, the underlying transaction.

Because the rebate or fee associated with securities borrowed and loaned agreements is earned or incurred over the life of the transaction and fully settles with the return of the securities, the principal and related interest represent a single secured financing activity for accounting and reporting purposes.

Management has concluded that combining these amounts does not obscure the nature of the Company's obligations or rights under these arrangements, and is consistent with established industry practice.

In accordance with SEC Rule 17a 5, which requires broker dealers to present financial statements prepared in accordance with U.S. GAAP and in a manner that is transparent to users, management evaluates whether additional detail is needed to understand the Company's securities financing activities. Because the interest component of securities borrowed and loaned transactions does not represent a separate economic exposure and is not material in relation to the underlying balances, separate breakout of principal and interest is not considered necessary unless specifically required due to materiality. Interest associated with these transactions is recognized over the contractual term using the applicable rebate or lending rate.

Accordingly, the Company aggregates securities borrowed and securities loaned balances with the related interest receivable and interest payable into a single line item on the Statement of Financial Condition. Management believes this combined presentation complies with applicable ASC guidance and meets SEC expectations for consistency and clarity in presenting securities financing activities.

Warrant Recognition and Valuation

The Company may receive warrants as part of its compensation for investment banking transactions. Warrants are recognized as revenue at their fair value on the date the related services are completed. The Company estimates the fair value of warrants using the intrinsic value method, calculated as the excess of the market price of the underlying shares over the warrant exercise price, if any. Warrants with no intrinsic value are recorded at zero. Management has assessed alternative valuation methodologies, including the Black-Scholes option pricing model, and determined that the use of Black-Scholes would not have resulted in a material difference to the Company's financial statement. This valuation approach represents a Level 3 fair value measurement under ASC 820.

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations with which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to brokers-dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to brokers-dealers and clearing organizations line item on the statement of financial condition. Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the statement of financial condition.

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and are reflected in the receivable from brokers-dealers and clearing organizations line item on the statement of financial condition. Customer collateral pledged is not reflected on the statement of financial condition. The Company carries cash deposited with clearing organizations at fair value. Deposits are held with the Fixed Income Clearing Corporation (FICC), National Securities Clearing Corporation (NSCC), The Options Clearing Corporation (OCC), and Chicago Mercantile Exchange (CME).

Payables to Broker-Dealers and clearing organizations include amounts payable for clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

2.   Summary of Significant Accounting Policies (continued)

Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is one business day after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses, deposits, and an other receivables.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consists primarily of furniture and fixtures of $73,588, computer and office equipment of $16,491 and leasehold improvements of $279,545 at December 31, 2025. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ending December 31, 2025.

Securities Transactions

All securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value and are comprised of equities, municipal obligations classified as trading securities with maturities greater than ten years, preferred and common stock of the Depository Trust Clearing Corporation ("DTCC"), investments in holding companies, and other various securities. Additional details of securities owned as of December 31, 2025, is provided within Note 5.

Subordinated Loan Agreements

The Company has entered into subordinated loan agreements ("subordinated borrowings") approved by the Financial Industry Regulatory Authority ("FINRA") in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934. These borrowings qualify as allowable subordinated liabilities in computing Net Capital under the SEC's Uniform Net Capital Rule, and they are subordinate in right of payment to all claims of present and future general creditors of the Company. Subordinated borrowings may not be repaid, extended, or modified without prior written approval from FINRA. Interest expense related to these borrowings is recognized on an accrual basis in accordance with the terms of the respective agreements. Additional details are provided within Note 15.

Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.   The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The U.S. Federal jurisdiction, New Jersey and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2022. No interest expense or penalties have been assessed for the year ended December 31, 2025.

2.   Summary of Significant Accounting Policies (continued)

Leases

In accordance with ASC 842 – Leases, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 5.0% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease. The Company has a short-term lease with a related party and a 12-month lease with an independent third party that has a lease term of 12 months or less. Right-of-use asset and lease liability are not recognized for these leases (see Note 7).

Concentration of Credit Risk

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with *Financial Instruments – Credit Losses* (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

Recently Issued and Adopted Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued certain accounting pronouncements that become effective in future reporting periods. Management has evaluated these standards and determined that none of the recently issued or adopted accounting pronouncements are expected to have a material impact on the Company's financial statements or disclosures. The Company will continue to monitor ongoing FASB developments; however, based on current analysis, no new guidance is anticipated to materially affect the Company's accounting policies, financial position, results of operations, or regulatory capital reporting.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on securities transactions and securities clearing activities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statement reflect its overall performance without disaggregation into multiple segments.

3.   Collateralized Agreements

Reverse repurchase agreements and repurchase agreements are accounted for in accordance with ASC 860-30, Transfers and Servicing—Secured Borrowing and Collateral.

At December 31, 2025, the Company has received securities with market values gross of $42,610,417,629 under reverse repurchase agreements and pledged securities with market values gross of $42,531,764,795 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

At December 31, 2025, included in securities purchased under agreements to resell, net and securities sold under agreements to repurchase, net on the statement of financial condition is gross accrued interest of $38,159,062 and $60,841,552, respectively.

Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net on the statement of financial condition when the terms of the agreements permit netting according to the criteria under ASC 210-20, Balance Sheet – Offsetting. As of December 31, 2025, the Company netted reverse repurchase and repurchase agreement balances with approximately 13 counterparties.

The following table summarizes information regarding netting of repurchase and reverse repurchase agreements on the statement of financial condition as of December 31, 2025:

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets:			
Reverse repurchase agreements	$ 42,643,382,258	$ 11,080,512,272	$ 31,562,869,986
Liabilities:			
Repurchase agreements	$ 42,601,434,627	$ 11,080,512,272	$ 31,520,922,355

The Company is a netting member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions collateralized by U.S. Government and Agency securities. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. FICC netted reverse repurchase agreements and repurchase agreements including interest receivable and payable amounted to $6,944,227,500 as of December 31, 2025.

As of December 31, 2025, the Company had commitments to enter into reverse repurchase agreements gross and repurchase agreements gross of approximately $5,125,937,500 and $24,336,463,750 respectively. The Company reduces its credit risk associated with transactions by hedging the commitments with future contracts.

Securities borrowed and securities loaned, are accounted for in accordance with ASC 860-40, Transfers and Servicing — Reporting of Securities Borrowed and Securities Loaned Transactions.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in securities borrowed and securities loaned on the statement of financial condition are gross rebates receivable and rebates payable of $1,364,022 and $1,436,214 respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2025, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a gross fair value of approximately $110,650,034 on such terms.

3.   Collateralized Agreements (continued)

At December 31, 2025, securities with a gross fair value of approximately $107,875,152 have been pledged to others in connection with the Company's securities lending activities.

The following table summarizes information regarding securities borrowed loaned including interest receivable and payable on the statement of financial condition as of December 31, 2025:

	Gross balance
Assets:	
Securities borrowed	$ 122,604,737
Liabilities:	
Securities loaned	$ 118,073,697

4.   Fair Value Option for Reverse Repurchase and Repurchase Agreements & Securities Borrowed and Loaned

Reverse Repurchase and Repurchase
The financial instruments guidance in ASC 825, Financial Instruments ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for certain reverse repurchase and repurchase agreements that have a term of greater than 180 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such reverse repurchase and repurchase agreements and their related economic hedges are both reported at their fair values.

Reverse repurchase and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the reverse repurchase and repurchase agreements are substantially collateralized.

As of December 31, 2025, no unrealized gains or losses were included in the reverse repurchase and repurchase agreement balances reported on the statement of financial condition in relation to positions with terms over 180 days.

Securities Borrowed and Securities Loaned
The Company has elected the fair value option under ASC 825, for securities borrowed and securities loaned transactions. Electing the fair value option allows these instruments to be measured at fair value on a recurring basis, with changes in fair value recognized in earnings each period. Management believes this election more accurately reflects the economic substance of these arrangements and better aligns the accounting with the Company's risk management practices. Fair value is determined using observable market data when available, including quoted prices for identical or similar instruments and relevant market interest rates. For positions where observable inputs are limited, valuation models incorporating significant unobservable inputs are utilized. The adoption of the fair value option may result in increased period-to-period volatility in the Company's reported results; however, it reduces operational complexity and enhances transparency by presenting these transactions on a consistent measurement basis.

Securities borrowed and loaned recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because securities borrowed and loaned agreements are substantially collateralized.

Curvature Securities applies a standard industry-accepted valuation policy where all external stock borrow/loan positions are margined at 102% of the prior business day's closing market price, with values then rounded up to the nearest whole dollar. This methodology is designed to mitigate counterparty credit risk. For example, a security with a prior day closing price of $0.99 would be valued at approximately $1.01 after application of the 102% margin and then rounded up to $2 per share, while a security with a $0.98 closing price would be valued at approximately $0.99 and rounded up to $1 per share. As of December 31, 2025, no unrealized gains or losses were included in the securities borrowed and loaned balances reported on the statement of financial condition

4.   **Fair Value Option for Reverse Repurchase and Repurchase Agreements & Securities Borrowed and Loaned (continued)**

As of December 31, 2025, no unrealized gains or losses were included in the securities borrowed and loaned balances reported on the statement of financial condition

5.   **Fair Value Measurements**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management.

The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market.
The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2025:

	Fair Value Measurements 12/31/2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation	Investments Valued at Net Asset Value
Assets					
Securities owned (1)	8,685,124	2,427,520	6,013,977	-	243,627
Securities segregated under federal and other regulations	188,262,480	188,262,480	-	-	-
	$ 196,947,604	$ 190,690,000	$ 6,013,977	$ -	$ 243,627
Liabilities					
	$ -	$ -	$ -	$ -	$ -

(1) Securities Owned includes an investment in an investment company which is measured at fair value using the net asset value ("NAV") per share (or its equivalent) as a practical expedient has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

5.   **Fair Value Measurements (Continued)**

Securities owned and Securities segregated under federal and other regulations

Securities Owned – consists U.S. Treasuries, equity securities, non-marketable securities, investments in limited liabilities companies/parentships and seats in listed exchanges. Securities segregated under federal regulations – consists of short-term U.S. treasury securities.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run").

Investment in limited liability companies/partnerships entities– The Company values its direct investment in this type of entities based on the net asset valuation (NAV) provided by the company, without any adjustments. The NAV is calculated in a manner that is consistent with U.S. Generally Accepted Accounting Principles (GAAP) for private company investments. Distributions are determined at the sole discretion of the general partner or the managing member of these entities. The entities' fair value is measured using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Exchange Seats/Memberships – The Company purchased seats on the CME and CBOT exchanges during the period. The memberships, which were acquired in September and October, are shown at cost which approximate their fair value. Such amounts are measured as Level 2 within the fair value hierarchy.

Warrants - During the year, the Company received warrants as part of compensation for an investment-banking transaction. Consistent with ASC 505-50, Equity-Based Payments to Non-Employees, the warrants were measured at fair value on the date the services were completed. Because the warrants were fully vested, immediately exercisable, and had readily observable market inputs, the Company valued the warrants using the intrinsic value method. Intrinsic value is calculated as the excess of the issuer's stock closing price over the warrant exercise price on the measurement date.

At year-end, the Company held 630,002 remaining warrants. The issuer's stock price had declined to a level below the warrant exercise price, and as a result, the warrants no longer had any intrinsic value because they were "out-of-the-money." When the market price of the underlying stock is less than the exercise price, a warrant provides no economic benefit to the holder and therefore has an intrinsic value of zero. As of December 31, 2025, because the stock price remained below the strike price, the Company reduced the carrying value of the warrants to $0.

Other financial instruments - certain financial instruments on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from brokers and clearing organizations, receivables from customers, other receivables, prepaid expenses and deposits, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations, payable to customers, interest payable subordinated debt, and other liabilities. Such amounts are measured as Level 1 within the fair value hierarchy.

6.   **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

The Company is a netting member of the Government Securities Division (GSD) of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. The Company is also a member of the Options Clearing Corporation (OCC) for clearing securities borrowing and lending transactions and a NSCC for clearing customer transactions. The Company uses BMO Harris Bank, as its settling and clearing bank and agent in connection with reverse repurchase and repurchase agreements, securities borrowing and lending, and customer transactions.

6.   Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

Amounts receivable from and payable to broker-dealers and clearing organizations gross at December 31, 2025, consisted of the following:

Receivables from brokers and clearing organizations:		
Deposits with clearing organizations	$	24,711,512
Fail to deliver		429,857
Receivable from broker dealers		1,665,417
Receivable from broker dealers PAB		28
Total receivables from brokers and clearing organizations	$	26,806,814
Payable to brokers and clearing organizations:		
Payable to clearing organizations		6,219,016
Fail to receive		198,255
Payable to broker dealers PAB requirement		30,365,421
Payable to broker dealers		23,000
Total payable to brokers and clearing organizations	$	36,805,692

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. Payable to brokers dealers PAB requirement are clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

7.   Lease Commitments

On June 14th of 2021, the Company leased office space in New Jersey under a non-cancelable operating lease. The lease commenced on November 1, 2021. On December 3, 2025, the Company signed a lease for office space in Florida under a non-cancelable operating lease. The lease commences on January 1, 2026.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right-of-use (ROU) asset on its statement of financial condition by measuring the lease liability at the present value of future lease payments, and establishing the ROU asset in an amount equal to the lease liability, adjusted for any initial direct costs, lease incentives received, and prepaid or accrued lease payments.

The Company uses an incremental borrowing rate of 5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

7. **Lease Commitments (continued)**

Maturity of the office space lease liability under the noncancelable operating lease is as follows:

Year Ending December 31,		
2026		189,500
2027		63,167
Total	$	252,667

Total undiscounted lease payments	$	252,667
Less imputed interest		(8,729)
Total office space operating lease liability	$	243,938

Year Ending December 31,		
2026		87,867
2027		99,553
2028		111,871
2029		28,804
Total	$	328,095

Total undiscounted lease payments	$	328,095
Less imputed interest		(23,977)
Total office space operating lease liability	$	304,118

8. **Transactions with Related Parties**

The Company shares its office space as well as various administrative services with an affiliate of the Company. The Company entered into an expense sharing agreement in May 2015 whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The Company's share of expenses is calculated based on estimated usage.

For the year ending December 31, 2025, allocated expenses under the agreement amounted to approximately $1,058,569.

As of December 31, 2025, the balance due to the related affiliate on the statement of financial condition of $53,770 arose from the expense sharing agreement. As of December 31, 2025, the balance due from parent on the statement of financial condition of $1,565 arose from expenses paid by the Company on behalf of the parent.

Parent distributions

The Company periodically transfers funds to its Parent entity through distributions, typically occurring several times a year. While these distributions are not mandated, they serve as a way to allocate excess earnings or available cash to the Parent. This practice is expected to continue based on historical patterns and financial conditions.

8.   Transactions with Related Parties (continued)

Related Party Transactions – Reverse repurchase agreements and repurchase agreements

During the year ended December 31, 2025, the Company entered into reverse repurchase and repurchase agreements with related parties of the Company's holding company, Curvature Holdings LLC. As of December 31, 2025, the Company had $ 14,910,710,318 of open reverse repurchase agreements including interest receivable and $3,143,651,114 of repurchase agreements including interest payable with these related parties.

The transactions with affiliate and related parties described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

9.   Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $1,500,000.

As of December 31, 2025, the Company's regulatory net capital of $111,787,121 exceeded the minimum requirement of $1,500,000 by $110,287,121.

The Company is subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association and is required to maintain "adjusted net capital", as these terms are defined in Rule 15c3-1.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for proprietary account of broker dealers. At December 31, 2025, the Company maintained $189,221,689 in cash and securities segregated for the exclusive benefit of customers and for proprietary account of broker dealers.

10.   Cash Segregated Under Federal and Other Regulations

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers.

At December 31, 2025 cash segregated under federal and other regulations consisted of the following:

Total credit balance	$	187,866,203
Total debit balance		(28,105,602)
Excess amount in reserve bank account and value of qualified securities		1,500,000
Total	$	161,260,601

11.   Customer Receivables and Payables

Customer receivables represents amounts due from customers relating to their securities accounts carried by the Company.

The components of receivables from customers as of December 31, 2025 are as follows:

Securities accounts		
Cash and fully secured accounts	$	10,102,033
Unsecured accounts		42,678
	$	10,144,711

11.   **Customer Receivables and Payables (continued)**

Customer payables represent free credit balances and other credit balances in customers' security accounts.

The components of payables to customers as of December 31, 2025 are as follows:

Free credit balances	$	160,130,093
Other credit balances		14,315,506
Total customer payables	$	174,445,599

12.   **Broker-dealers PAB Requirements Segregated Under Federal and Other Regulations**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for introducing brokers and amounts payable to the Company's introducing brokers.

At December 31, 2025 cash segregated under federal and other regulations consisted of the following:

Broker-dealers PAB credit balance	$	30,424,906
Broker-dealers PAB debit balance		(1,592)
Excess amount in reserve bank account and value of qualified securities		500,000
Total	$	30,923,314

13.   **Concentrations**

Concentrations of Credit Risk

The Company primarily enters into reverse repurchase and repurchase agreements with counterparties under a master repurchase agreement and borrowing and lending transactions with registered broker-dealers. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty and broker-dealer. To reduce the potential for risk concentration, credit limits are established.

At December 31, 2025, approximately 75% of the amount of reverse repurchase agreements were with counterparties other than the FICC and approximately 25% of the amount of repurchase agreements were with counterparties other than the FICC. All borrowing and lending transactions were with registered broker dealers.

As of December 31, 2025, the Company also has concentration of credit risk from maintaining U.S. treasuries securities as collateral for repurchase agreements and reverse repurchase agreements.

14.   Off-Balance Sheet and Credit Risk

As a securities broker, the Company is engaged in reverse repurchase and repurchase agreement transactions, securities borrowing and lending transactions, stock lending services, and may effect principal transactions in U.S. government securities with its customers.

The Company provides guarantees to its clearinghouses. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the statement of financial condition for these transactions.

The Company may effect principal transactions in U.S. government securities with its customers through its clearinghouses. The agreements between the Company and its clearinghouses provides that the Company is obligated to assume any exposure related to non-performance by counterparties or customers. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of counterparties and customers in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the counterparties or customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

The Company does not anticipate non-performance by counterparties and customers in the above situations.

In the normal course of business, the Company's counterparties and customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the counterparties or customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

The Firm applies an integrated Firmwide Risk Management Program, wherein an independent Risk Management Unit is responsible for identifying, assessing, monitoring and controlling various risks at every stage of the trade lifecycle. The Firm utilizes Order Management systems for pre-trade risk and Buying Power checks. Additionally, the Firm's post trade risk management system monitors market risk across our client base intraday and real time. The risk system has the capability to calculate historical as well as forward looking stress tests and monitor intraday as well as end of day margin and risk requirements against their limits. The Firm requires additional deposit from its Introducing Brokers and has the ability to monitor its exposure on an intraday and end of day basis and has the right to ask for additional deposits if it deems appropriate.

15.   Subordinated Loan Agreement

The Company entered into a revolving subordinated loan agreement on January 30, 2024 that was amended on December 20, 2024, with a third party providing $25 million in funding. The loan matures on December 20, 2027. The revolving subordinated loan bears interest at a rate per annum equal to the 30-day variable rate of Term SOFR plus Five and One-Half Percent (5.50%), provided that in no event shall the Interest Rate be less than Six and One-Half Percent (6.50%) (9.22% as of December 31, 2025).

As of December 31, 2025, the Company had drawn $18 million from its subordinated revolving loan facility. The Company utilizes this facility to manage its liquidity needs, drawing funds periodically based on fluctuations in business activity. Management intends to continue this practice of drawing down on the subordinated loan as needed to support operations and maintain financial flexibility. As of December 31, 2025, $27,723 in accrued interest subordinated debt is reflected on the statement of financial condition.

15.   Subordinated Loan Agreement (continued)

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt facility is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement. The subordinated agreement covenants were met throughout the year.

The Company maintains both committed and uncommitted lines of credit with high-quality financial institutions. During 2025, the Company drew on these lines and subsequently repaid them. At December 31, 2025, the Company had no outstanding borrowings on these lines and no accrued interest recorded on the Statement of Financial Condition.

16.   Commitments and Contingencies

Commitments

As of December 31, 2025, the Company had forward commitments to enter into reverse repurchase agreements gross in the amount of $5,125,937,500 and repurchase agreements gross in the amount of $24,336,463,750.

Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025. The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

The Company is a member of the Depository Trust and Clearing Corporation (DTCC) and The Option Clearing Corporation (OCC). As part of the membership agreement, the Company and other members may be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to these agencies. The Company's liability under these agreements are not quantifiable and can be in excess of the cash the Company posted as required deposit. The Company believes that it is unlikely that it will have to make material payment under these agreements and has not record contingent liability in the financial statement.



Independent Auditors' Report on Internal Control Over Financial Reporting
Required by CFTC Regulation 1.16

To the Member of
Curvature Securities, LLC

In planning and performing our audit of the financial statements of Curvature Securities, LLC (the "Company") as of and for the year ended December 31, 2025, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("ICFR") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's ICFR. Accordingly, we do not express an opinion on the effectiveness of the Company's ICFR.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining ICFR and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of ICFR and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Because of inherent limitations in ICFR and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in ICFR exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of ICFR was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in ICFR that might be material weaknesses or material weaknesses or significant deficiencies. Given these limitations, during our audit, we did not identify any deficiencies in ICFR and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, others within the organization, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

March 30, 2026